March 25, 2009

VIA EDGAR

Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549
Attn:  Rufus Decker

Re:	Synthetech, Inc. Form 10-K for the fiscal year ended March 31, 2008 Forms 10-Q for the periods ended June 30, September 30 and December 31, 2008 File No. 0-12992

Dear Mr. Decker:

This letter responds to your letter dated March 16, 2009 commenting on Synthetech, Inc.'s Form 10-K for the fiscal year ended March 31, 2008 and Forms 10-Q for the periods ended June 30, September 30 and December 31, 2008.  In this letter we have recited the staff's comments in italicized type and have followed each comment with our response.

Form 10-K for the year ended March 31, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:  Synthetech will make revisions in relevant future SEC filings as indicated below.

2.
Please revise your future filings so that the first page of your Form 10-K and 10-Qs identifies your company as a non-accelerated filer or a smaller reporting company.  Please refer to SEC Release 33-8876, Smaller Reporting Company Regulatory Relief and Simplification, effective February 4, 2008.

Response:  Synthetech will identify itself as a smaller reporting company on the first page of future Form 10-K and 10-Q filings.

Mr. Rufus Decker
March 25, 2009

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 27

3.
Please revise your table of contractual obligations to include in a separate line item the estimated interest payments on your debt.  Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table.  Please also disclose any assumptions you made to derive these amounts.

Response:  If as a smaller reporting company Synthetech elects to include a table of contractual obligations in future filings it will include in a separate line item the estimated interest payments on its debt and disclose any assumptions made to derive these amounts.

Item 7A.  Quantitative and Qualitative Disclosure about Market Risk, page 28

4.
Please consider revising your disclosure to provide a more comprehensive discussion of the information required by Item 305 of Regulation S-K.  Refer to the appendices to Item 305 for suggested formats for presentation of the information.  Specifically, please consider providing a sensitivity analysis that expresses the potential loss in future interest income resulting from one or more selected hypothetical changes in interest rates.

Response: If as a smaller reporting company Synthetech elects to include Item 305 disclosure in future filings it will consider expanding such disclosure as noted in Comment No. 4, although at this time Synthetech considers its exposure to derivative-related risk to be rather low.

Item 8.  Financial Statements and Supplementary Data, page 29

Note B.  Summary of Significant Accounting Policies, page 37

General

5.
Please disclose the line item(s) in which you include depreciation and amortization.  If you do not allocate a portion of your depreciation and amortization to cost of revenue, please also revise your presentation to comply with SAB Topics 11:B and 7:D, which would include revising the cost of revenue title and removing the gross income (loss) subtotal throughout the filing.

Response:  Synthetech will modify its accounting policies note regarding property, plant and equipment by adding the last sentence in the revised disclosure below.

Property, Plant and Equipment:  Property, plant and equipment are recorded at cost.  Expenditures for maintenance and repairs are expensed as incurred.  Expenditures that materially increase values, change capacities or extend useful lives are capitalized.  When assets are retired, sold or otherwise disposed of, the applicable costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is recognized.

Mr. Rufus Decker
March 25, 2009

Depreciation and amortization are provided on the straight-line basis over the estimated useful lives of the individual assets which range from three to 40 years.  In Synthetech’s statements of operations, depreciation and amortization is charged to cost of revenue, research and development and selling, general and administrative, on a basis consistent with the utilization of the underlying asset.

6.
We note that the amount of your deferred revenue seems to fluctuate significantly between periods.  Please revise your financial statement footnotes to disclose your accounting policies for deferred revenue.

Response:  Deferred revenue represents customer advances designed to off-set all or a portion of Synthetech’s start-up costs associated with a customer’s made-to-order project.  Customer advances of this nature are common for our industry.  To date, Synthetech’s customer advances have not carried any restrictions on the use of the proceeds and it is generally understood that the advance will be applied as a credit to future customer invoices.  Synthetech will add a deferred revenue note as a subset to its accounting policies note as follows:

Deferred Revenue:  Deferred revenue represents customer advances for materials that have not yet been manufactured.  From period to period, the amount of deferred revenue will vary significantly depending on the customer agreements that are in place at that time.  Deferred revenue is recognized as revenue consistent with Synthetech’s revenue recognition policy.

Note D.  Property, Plant and Equipment, page 42

7.
The range of useful lives for your machinery and equipment and laboratory equipment of five to seventeen years is very broad.  Please breakout these categories into smaller components and disclose the range of useful lives for each revised category.  For categories that still have very broad useful lives, please consider separately discussing the types of assets that fall in each part of the range.

Response:  We reviewed our detailed list of items which comprises machinery and equipment and laboratory equipment in the notes to our financial statements.  We did not observe any additional sub-categories of either machinery and equipment or laboratory equipment that appeared logical to disclose.  We also reviewed the disclosures of larger companies in our industry (including Sigma Aldrich, Eli Lilly, Albany Molecular and FMC) and determined that while their disclosure was very similar to ours, Synthetech separately disclosed laboratory equipment where these companies combined it with machinery and equipment.  Accordingly, we believe that Synthetech’s present disclosure of property, plant and equipment and related depreciable lives provides reasonable detail and is consistent with our industry.

Mr. Rufus Decker
March 25, 2009

Note F.  Line of Credit, page 44

8.
You disclose that your credit facility provides for borrowings of up to $2 million or the maximum available under the borrowing base, whichever is less.  Please revise to quantify the actual remaining amount available for borrowing as of each period presented.

Response:  Synthetech will revise its future disclosure as requested.

Form 10-Q for the period ended December 31, 2008

General

9.	Please address the above comments in your interim filings as well, as applicable.

Response:  Synthetech will address the comments as noted above in its Reports on Form 10-Q, commencing with its Report for the quarter ending June 30, 2009.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 26

10.
We note your disclosure on page 30 regarding the current general economic conditions.  Please expand your MD&A to provide a discussion of recent economic events and its current and expected future impact on your operations, financial position and liquidity.  This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and detailed forward looking information that will enable investors to understand your plans for achieving and maintaining continued profitability.  Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity.

Response:  The Company will address the comments as noted above in its Reports on Form 10-Q, commencing with its Report for the quarter ending June 30, 2009.

11.
Your disclosures on page 28 indicate that you fund your operations from your existing cash and cash equivalents, cash flow from operations, borrowings under your credit facility and a customer's advance of $2.0 million in January 2009.  Please further enhance your disclosures in future filings to discuss significant changes in your expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  Please describe how you determined that remaining availability under the credit facility will continue to be sufficient to meet your needs.

Mr. Rufus Decker
March 25, 2009

Response:  Synthetech will address the comments as noted above in its Reports on Form 10-Q, commencing with its Report for the quarter ending June 30, 2009.  Synthetech based its determination as to the sufficiency of its expected liquidity to meet upcoming needs on its analysis of all sources of cash, including the credit facility, and cash flow projections based on its assumptions for the business. In analyzing expected availability under the credit facility, Synthetech considered its lender's expected continuing access to funds.

12.
As a related matter, please revise your MD&A and financial statements to explain the terms of the $2 million customer advance received in January 2009.  You should disclose how you accounted for the advance, whether there are any restrictions on how the customer advance funds may be used, and the circumstances under which the funds may be required to be returned to your customer.  To the extent any restrictions on the use of this advance are material, please consider the need to disclose restricted cash in a separate line item on the face of your balance sheet.  Please refer to Rule 5-02(1) of Regulation S-X.

Response:  As indicated, this particular customer advance was received in January 2009.  Related product was manufactured and shipped to the customer in March 2009, and the entire customer advance was credited to the resulting sales invoices.  Therefore, this particular customer advance will not be a component of deferred revenue on any balance sheet date.  The documentation supporting the customer advance did not include any restrictions on the use of funds or under what circumstances the funds would be required to be returned.  Except for the size of this particular customer advance, the terms and supporting documentation are similar to other customer advances we receive.  Please see our response to Comment No. 6 above.

*  *  *  *

We acknowledge that:
  We are responsible for the adequacy and accuracy of the disclosure in our filings;
  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to our filings; and
  We may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *  *

Mr. Rufus Decker
March 25, 2009

If you have any questions regarding this letter, please contact me at (541) 812-6035.

Very truly yours,

By:	/s/ Gary Weber
Gary Weber
Vice President of Finance and Administration, Chief Financial Officer, Treasurer and Secretary
Synthetech, Inc.